77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of MuniYield Florida Fund held on July 31, 2006, the results were as follows:

PROPOSAL 1.

     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”). With respect to Proposal 1, the shares of the Fund were voted as follows:

For

Against

Abstain

7,131,609

180,902

195,765

PROPOSAL 3.

     To approve a contingent subadvisory agreement between the Fund’s Advisor and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Fund were voted as follows:

For

Against

Abstain

7,117,086

   197,984

       193,206